

February 6, 2014

Via E-mail
Mahendra Singh Mehta
Chief Executive Officer
Sterlite Industries (India) Limited
20 EDC Complex
Patto, Panaji
Goa 403001, India

Re: Sterlite Industries (India) Limited
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed July 30, 2013
File No. 001-33175

Dear Mr. Mehta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2013

Item 3. Key Information, page 3

1.   We note you present the non-GAAP measures of cost of production for fiscal years ending 2009 through 2013, computed after deducting by-product revenues. We understand your desire to convey the notion that the sale of by-products offsets part of your costs. However, to supplement your existing disclosure, please provide draft disclosure of the following information to be included in future filings:

- The cost of production before adjusting for by-product revenues;

- Descriptive line item captions, i.e., cost of production before by-product revenue and cost of production net of by-product revenues;

- The reason(s) why presenting a cost measure net of by-product revenues is useful to management and to investors, and

- The reasons why certain metals are considered by-products if the amount of by-product credits is material.

2.   You describe your sales of by-products as immaterial throughout the document. Please explain to us and add clarifying disclosure why you believe these sales are immaterial or remove the reference to these products as "immaterial".

3.   Your cost of production computed for the Zinc India operations does not include lead and silver (page 7). You disclose that consolidated revenue and operating profits increased 9.8% and 7.3%, respectively, in fiscal 2013 on account of higher lead and silver volumes from Zinc India operations, offset by lower daily average LME prices, among other reasons (page 107). Please quantify and explain why your cost of production does not include lead and silver sales for Zinc India.

4.   We note your cost of production computation consistently includes an adjustment described as "Other, net." Please explain to us and disclose in future filings the types of costs included in this caption and the rationale for subtracting the items in this category.

Item 5. Operating and Financial Review and Prospects, page 93

Factors Affecting Results of Operations, page 96

5.   In future filings, please update your cost of production variance analysis presentation to discuss cost of production without adjustment for by-product sales in addition to cost of production net of by-product sales. Please provide draft disclosure to be included in future filings.

Critical Accounting Policies, page 105

6.   We note that you temporarily suspended operations during FY 2013 due to inadequate
        availability of bauxite and also that you have been unable to expand the alumina refinery
        since October 2010 due to unresolved issues and claims with the local communities at
        Lanjigarh and related mining operations in Niyamgiri Hills. You disclosed that you
        reviewed the carrying value of your investments in and loans to Vedanta Aluminum for
        impairment and concluded that no impairment is currently necessary based on certain
        assumptions disclosed on page F-19. Please expand to provide the following
        information:
        a. the total amount of the carrying value of the investment and loans that were
            subject to impairment testing and whether the fair value exceeded the carrying
            value by a substantial percentage;

        b. the pricing assumptions used for bauxite (whether sourced internally or from third
            parties), how those pricing assumptions compare to the assumptions used for other
            purposes such as budgets and forecasts;

        c. discuss when the valuation model assumes obtaining approval for the expanded
            refinery; and

        d. describe potential events and/or changes in circumstances that could reasonably
            be expected to negatively affect the key assumptions.

Item 18. Financial Statements, page 190

Note 3. Significant Accounting Policies, page F-11

E (a) Property, plant and equipment, page F-12

(i). Mining properties, page F-12

7.   Please refer to the first sentence of the second paragraph and tell us the decision point and
        the process for determining that a mining property is viable for commercial production.
        Please provide us with clarifying disclosures to be included in future filings.

E (b) Intangible Assets, page F-13

8.   We note exploration and evaluation assets are transferred to property, plant and
        equipment when the technical feasibility and commercial viability have been
        determined. Please clarify if you perform impairment testing of these assets prior to
        reclassification. Please provide us with draft disclosure to be included in future
        filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining